Exhibit 4.1
DESCRIPTION OF SECURITIES
Registered Under Section 12 of the
Securities Exchange Act of 1934

The following description is a general summary of the terms of the common shares, no par value, of Lincoln Electric Holdings, Inc., an Ohio corporation (the “Company”). The description below does not include all of the terms of the common shares and should be read together with the Company’s articles of incorporation and code of regulations, copies of which have been filed previously with the Securities and Exchange Commission and are incorporated herein by reference, as well as applicable provisions of Ohio law.

The Company’s authorized capital stock consists of 245,000,000 shares of stock, including:

•	240,000,000 common shares, no par value; and

•	5,000,000 preferred shares, no par value.

Voting Rights

Each outstanding common share is entitled to one vote on each matter submitted to a vote of shareholders. Except as outlined below or otherwise expressly required by the Company’s articles of incorporation or by statute, the vote of the holders of shares entitling them to exercise a majority of the voting power of the Company is required to approve any matters submitted to a vote of the shareholders. At each annual meeting of shareholders, each director will be elected by a plurality vote of all votes cast at such meeting for a term expiring at the next annual meeting of shareholders and until the election of their successors. The Company’s articles of incorporation prevent any shareholder from cumulating votes in the election of directors.

There are a number of sections under the Ohio Revised Code (the “ORC”) that require, for purposes of shareholder approval, the affirmative vote of the holders of shares representing two-thirds of the voting power of the corporation, or, if the corporation’s articles of incorporation so provide or permit, the affirmative vote of a greater or lesser proportion, but not less than a majority, of the voting power, including sections covering (i) the sale or other disposition of all, or substantially all, of the assets of a corporation, (ii) an agreement of merger or consolidation and (iii) a combination or majority share acquisition. The Company’s articles of incorporation do not provide for a greater or lesser proportion.

Additionally, the Company’s articles of incorporation provide that, in addition to any affirmative vote required by law, any “business combination” shall require the affirmative vote of holders of at least two-thirds of the outstanding voting shares and at least two-thirds of the outstanding voting shares held by disinterested shareholders, except with respect to business combinations that (i) have been approved by a majority of the disinterested directors or (ii) meet consideration, dividend and notice requirements specified in the Company’s articles of incorporation.

For the purpose of the above voting requirements: (i) “business combination” shall mean (a) any merger or consolidation of the Company or any of the Company’s subsidiaries (each, a “Subsidiary”) with any interested shareholder or any other corporation which is, or after such merger or consolidation would be, an affiliate or associate of an interested shareholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested shareholder, or an affiliate or associate of an interested shareholder, or any assets of the Company or any Subsidiary having an aggregate fair market value of $1,000,000 or more, (c) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the Company or any Subsidiary of any assets of an interested shareholder having an aggregate fair market value of $1,000,000 or more, (d) the issuance or sale by the Company or any Subsidiary of any securities of the Company or of any Subsidiary to an interested shareholder or any affiliate or associate of an interested shareholder in exchange for cash, securities or other consideration having an aggregate fair market value of $1,000,000 or more except an issuance of securities upon conversion of convertible securities of the Company or any Subsidiary which were not acquired by such interested shareholder (or such affiliate or associate) from the Company or any Subsidiary, (e) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an interested shareholder or an affiliate or associate of an interested shareholder, or (f) any reclassification of securities (including any reverse stock split) or recapitalization of the Company or a Subsidiary or any other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity securities or securities convertible into equity securities of the Company or a Subsidiary which is directly or indirectly owned by any interested shareholder or an affiliate or associate of an interested shareholder; (ii) “interested shareholder” shall mean any person who or which: (a) is the beneficial owner of five percent or more of the voting power of the voting shares, (b) is an affiliate of the Company and at any time within a two-year period immediately prior to the date in question was the beneficial owner of five percent or more of the voting power of the voting shares, or (c) is an assignee of or has otherwise succeeded to the beneficial ownership of any voting shares, which were at any time within the two-year period immediately prior to the date in question, beneficially owned by an interested shareholder, as defined herein, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933; (iii) “disinterested shareholder” shall mean a shareholder of the Company who is not an interested shareholder (or an affiliate or an associate of an interested shareholder) who is involved, directly or indirectly, in the proposed business combination in question; and (iv) “voting shares” shall mean outstanding shares of capital stock of the Company entitled to vote generally in an annual election of directors or entitled by law or by the terms of the capital stock to vote on the transaction in question.

Additionally, the affirmative vote of the holders of at least two-thirds of the outstanding voting shares, voting together as a single class, and at least two-thirds of the outstanding voting shares held by disinterested shareholders, voting together as a single class, shall be required to alter, amend, adopt or repeal any provision inconsistent with the Company’s articles of incorporation relating to business combinations described above.

Dividends

Subject to any superior rights of any holders of preferred shares, each outstanding common share will be entitled to such dividends as may be authorized and declared from time to time by the Board out of legally available funds. The amount of dividends that the Company may pay may be restricted by the terms of the agreements governing the Company’s indebtedness.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding up, holders of common shares will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to the holders of preferred shares.

No Preemptive or Conversion Rights; No Redemption or Sinking Funds

Holders of common shares have no preemptive rights and no right to convert or exchange their common shares into any other securities. No redemption or sinking fund provisions apply to the Company’s common shares.

Preferred Shares

The Board is authorized, without shareholder approval, to issue up to 5,000,000 preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares, including dividend rights, conversion rights, redemption rights and price, liquidation rights, preferences and price, sinking fund requirements and restrictions on the issuance of shares of any class or series of the Company. The Board can, without shareholder approval, issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares. Any preferred shares issued would also rank senior to common shares as to rights up on liquidation, winding-up or dissolution. The issuance of convertible preferred shares could have the effect of delaying, deferring or preventing a change in control of our company.

Anti-Takeover Protections

Business Combinations with Certain Persons

Chapter 1704 of the ORC prohibits certain business combinations and transactions between an “issuing public corporation” and an “Ohio law interested shareholder” for at least three years after the Ohio law interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the Ohio law interested shareholder attains 10% ownership. An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An “Ohio law interested shareholder” is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including:

•	prior to the interested shareholder’s share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

•
the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Ohio law interested shareholder; or

•	the business combination results in shareholders, other than the Ohio law interested shareholder, receiving a fair price plus interest for their shares.

Chapter 1704 is applicable to all issuing public corporations formed under Ohio law, unless a corporation’s articles of incorporation specifically states that Chapter 1704 does not apply to the corporation. The Company’s articles of incorporation do not contain a provision excluding it from the application of Chapter 1704.

Ohio Control Share Acquisition Act

Section 1701.831 of the ORC requires that an acquirer make certain notifications and informational filings, and that a special shareholder meeting and voting processes occur, before any person acquires 20%, 33 1/3% or more than 50% of an issuing public corporation’s shares. Section 1701.831 is applicable to all public corporations formed under Ohio law, unless a corporation’s articles of incorporation or code of regulations specifically state that Section 1701.831 does not apply to the corporation. Neither the Company’s articles of incorporation nor code of regulations contain a provision excluding it from the application of Section 1701.831.